Independent Accountants’ Consent

The Plan Administrator
Linens ’n Things, Inc.
Linens ’n Things, Inc. 401(k) Plan:

We consent to incorporation by reference in the Registration Statement Number 333-71903 on Form S-8 of our report dated August 1, 2002 relating to the statements of net assets available for plan benefits of the Linens ’n Things, Inc. 401(k) Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended and the supplemental schedules of assets (held at end of year) as of December 31, 2001 and nonexempt transactions for the year then ended, which report appears in the December 31, 2001 Annual Report of the Linens ’n Things, Inc. 401(k) Plan on Form 11-K.

KPMG LLP

New York, New York
August 30, 2002